Exhibit 99.2

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2009	Form 51-102F1

EFFECTIVE DATE

This Management Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the quarter ended December 31, 2009 and incorporates certain information from the prior three fiscal years. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2009. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”). All dollar amounts referred to in this MD&A are expressed in US dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is February 26, 2010. This MD&A contains statements that constitute “forward-looking statements” and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 13).

DESCRIPTION OF BUSINESS

The Company is evaluating and developing geothermal power projects, principally in Nevada and Oregon. Geothermal electricity is generated by conventional turbines, driven by hot, high pressure water and steam from underground geothermal reservoirs. Cool water is re-injected into the reservoir where it is reheated to be used again in a continuous cycle. The result is clean, renewable electric power.

Geothermal power plants use proven turbine technology to produce base load power for growing utilities, particularly those located in states, such as Nevada and Oregon, with Renewable Portfolio Standards (“RPS”) that require a minimum proportion of renewable power supply. The Company’s view is that the demand for renewable power is strong and growing, from both utility and private customers, and that the value of electricity and environmental credits will increase in the future. Among sources of renewable power, geothermal is particularly attractive, since it provides steady base load electricity that is not dependent upon the weather (as it is with wind and solar).

The geothermal business offers both low revenue risk and low construction risk, as a result of public utility commitments to long term power purchase contracts and, as long as they are available, fixed price engineering, procurement and construction (“EPC”) agreements. Operating risk is reduced by proven technology and annual operating costs that are modest, relative to capital costs. Among the major risks are the cost of exploration and development (drilling), and access to and the cost of capital for large investments in exploration, development and construction. The Company and/or its wholly owned US subsidiary, Nevada Geothermal Power Company (“NGPC”), hold leases on four properties: Blue Mountain, Pumpernickel and Black Warrior, all located in Nevada, and Crump Geyser located in Oregon.

OVERALL PERFORMANCE

The Company’s short term strategy remains the development of its Blue Mountain property, establishing revenue and earnings as well as organizational capabilities as rapidly as possible. In this regard, the Company continues to make significant progress.

The Company has also begun assessing and planning development of its other properties, with a view to maximizing power plant development and value created before the US production tax credit extension expires, presently on December 31, 2013. As part of this work, on October 29, 2009, NGP was granted $1,764,272 for the Crump Geyser Geothermal Project and $1,597,847 for the Black Warrior Geothermal Project from the United States Department of Energy (“DOE”). The DOE funding, combined with equal funding from NGP, will be used to conduct confirmation drilling to further demonstrate the viability of geothermal resources at both projects.

At Blue Mountain, the Company contracted with Ormat Nevada Inc. (“Ormat”, NYSE:ORA) for construction of a 49.5 MW (gross) power plant. The Company has a 20-year Power Purchase Agreement (“PPA”) with NV Energy (“NVE”) for the sale of 36.1 – 44.1 MW (net), a Large Generator Interconnection Agreement (“LGIA”), also with NV Energy, for up to 75 MW, and has completed construction of a 120 KV power transmission line. Financing was provided by Trust Company of the West (“TCW”), a major New York based investment management firm.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2009	Form 51-102F1

During August 2009, Ormat completed construction of the Faulkner I Power Plant, and began operational testing. Testing indicated the plant can produce significantly more than the targeted 40 MW (net), and with additional wells to support additional power generation power output might reach 47 MW (net). Power sales to NV Energy started more than three months ahead of schedule (originally December 31, 2009) and commercial operation commenced during the most recent quarter.

A third party geothermal consulting company, GeothermEx Inc. (“GeothermEx”), estimated the resource at 40 MW (net) (90% probability). To support power generation of approximately 40 MW (net), the Company drilled six production wells, two deep injection wells and two shallow injection wells to provide geothermal fluid to the plant and re-inject it. Following this drilling, GeothermEx Inc. was commissioned to provide a computer simulation of the reservoir performance. The modeling indicated the Blue Mountain reservoir has the capacity to produce over 40 MW (net); but the production and injection wells drilled at that time supported only approximately 70% of the targeted 40 MW (net) power production. Two additional wells would be required to achieve the approximately 40 MW (net) planned. Accordingly, being conservative, a three well program was developed.

On October 10, 2009 the Company acknowledged substantial completion of the power plant and applied for a $57.9 million US Department of Treasury grant. The grant was received in mid-November. The Company promptly paid $30 million to TCW and negotiated an agreement in principal with TCW that provided approximately $25.9 million for the required additional drilling and some final project costs, and $2 million for general corporate purposes. The agreement will be documented when the potential John Hancock loan closes. It will waive the capital expenditure restrictions in the present Loan Agreement, and a yield maintenance repayment penalty that would have been due at commercial operation (“COD”) and an interest coverage covenant until the earlier of a potential financing by John Hancock Life Insurance Company (“John Hancock”) or March 31, 2010. The TCW agreement in principle facilitated declaring Commercial Operation under the PPA and full contract electricity pricing pending the potential John Hancock loan. At the same time the additional drilling budget was funded.

During the quarter the Company began drilling wells 55-15 and 58-11, completing them subsequent to the quarter-end. The wells significantly increase injection capability and they expand the area from which geothermal heat can be recovered. The Company continued drilling, subsequent to the quarter end, with well 91-15 which is nearing completion. Follow-up modeling by GeothermEx indicates the Company would be wise to drill additional wells to prevent premature temperature decline in the reservoir. Since the three-well program discussed was completed under budget, the Company, with TCW’s approval, is continuing drilling to further increase the area from which geothermal heat will be captured. GeothermEx. is in the process of preparing an up-to-date resource report for John Hancock..

On October 13, 2009 the Company announced that it appointed John Hancock to be the exclusive debt provider for up to $95 million 20-year term loan. Management expects the John Hancock facility to close prior to March 31, 2010, subject to satisfactory project and legal due diligence, documentation and final credit approval. Further to the above, on October 7, 2009, the DOE issued its first Loan Guarantee Solicitation under its Financial Institutions Partnership Program (“FIPP”). The new DOE program is designed to facilitate long term financing for renewable development projects using commercial technology and applies to 80 percent of the loan amount. The DOE will make available up to $750 million to pay for the Credit Subsidy Cost of loan guarantees which it estimates will support guarantees for $4-8 billion in loans. John Hancock, as Lender for the 'Faulkner 1' geothermal project, has made an application to the DOE for a Loan Guarantee under the FIPP. The interest rate per annum under the potential term facility will be fixed at the funding date at the current yield to maturity on the U.S. Treasury securities with a term equal to the average life of the loan plus a spread. Based on the current treasury yield and depending on the DOE participation with a Loan Guarantee, the John Hancock facility should be priced between 5.0% and 7.5%.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2009	Form 51-102F1

Subsequent to the quarter-end, the Company announced two incidents: an out of control well that was brought under control without serious damage to property and without injury to personnel; and a plant outage resulting from incorrect wiring installation by Ormat. The plant outage continues and at the time of writing, remedial work is expected to permit limited power generation by the end of February and full operation during March. The Company gave a notice of Force Majeure to NV Energy on January 18, 2010. NV Energy has acknowledged the notice and the Company does not believe it has liabilities under the PPA. Ormat moved quickly to assess the problem and design a solution. The Company has given Ormat and its insurers notice of its associated costs, such as lost income. All parties continue to assess their respective responsibilities.

The Company is dependent upon successfully completing the current drilling program and receiving a GeothermEx report supporting a minimum of 36.1 MW power sales, in order to satisfy John Hancock due diligence requirements. The Company also must refinance prior to the expiration of the TCW waiver, agreed in principle, on March 31, 2010, in order to remain in compliance with the TCW loan agreement.

GEOTHERMAL PROPERTY INTERESTS

As at December 31, 2009, the Company’s geothermal property interests comprised the following:

1)   Blue Mountain Geothermal Property – Humboldt County - Nevada

The property is located about 32 km (22 miles) west of the town of Winnemucca. The Company has leased the geothermal mineral interest in 17 land sections covering 4,445 hectares (10,984 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch, and RLF Nevada Properties. The Company holds a 100% geothermal mineral interest, and is entitled to explore, develop, and produce any geothermal resources located on the properties. At the property, a shallow thermal anomaly covers 10 km² (4 mi²).

On October 10, 2009, the Company declared substantial completion of the Faulkner I Power Plant at Blue Mountain. Initial testing began in late August and continued until November 20, 2009 when commercial operation was declared. Production was approximately 28 MW (net) for the month of December, additional wells are required to bring production to the planned 40 MW (net).

2)   Pumpernickel Geothermal Project – Humboldt County - Nevada

The Company has private and federal geothermal leases comprising a total holding of 2,810 hectares (6,942 acres). The leases include 1,275 hectares (3,151 acres) of land located approximately 16 km (10 miles) from Newmont’s Lone Tree Mine and leased under an agreement with Newmont USA Ltd, 1,405 hectares (3,471 acres) leased from BLM, 1,045 hectares (2,582 acres) transferred from Ormat with an agreement to provide preferred equipment pricing in exchange for $15,000 and a right of first refusal to supply Pumpernickel power plant equipment, and 129 hectares (320 acres) under four private leases. The lease transferred from Ormat is encumbered by an overriding (0.5%) royalty interest payable to Ehni Enterprises Inc.

A maximum temperature of 135°C (275°F) was recorded on bottom in a well drilled by Magma Power Company in 1974 to 919 m (3071 ft). Four thermal gradient holes drilled in September 2005, defined temperature gradients between 75-200°C/km. Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate geothermometry of 220°C (428°F). In September 2007, a third party consultant prepared a report regarding structural geological analysis of seismic reflection data in Pumpernickel Valley that may indicate permeable pathways for up-flowing geothermal fluids. That report also helps identify potential drilling targets for geothermal exploration. Gas sampling and a thorough review of geochemical and geological data, coupled with a new gravity-seismic interpretation of structural targets, resulted in a better understanding of the reservoir and helped confirm a deep exploration well target.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2009	Form 51-102F1

Three additional thermal gradient wells were completed between March 30 and April 8, 2008. Two of these wells revealed temperature gradients higher than 100°C/km. The third was the highest, and this new information helped confirm a deep exploration well target. An additional study to evaluate the distribution of shallow ground temperatures was completed in September 2008. A Low Sun Angle Photography survey has been completed and the Company is in the process of performing a photo geological and lineament analysis to help refine our structural model. A deep exploratory well is planned when funding is available.

Three exploratory water supply boreholes drilled to ~140 feet, and a subsequent fourth borehole to 280 feet successfully identified a low total dissolved solids (TDS) groundwater source suitable for use in cooling towers, and for exploration drilling support. Four permanent water well locations have been identified.

NGP terminated an option agreement with Sierra Geothermal Power Corp., a TSX Venture listed company (“SRA”) on December 19, 2008.

3)   Black Warrior Project – Washoe and Churchill Counties – Nevada

The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal lands including water and surface rights. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, and the Company has an option to purchase the royalty interest for $1 million.

Field reconnaissance and data reviews are continuing. A thermal anomaly contour map helped identify a target location for an exploration well which will help assess deep resource temperatures, fluid characteristics and geothermometry. A well pad has been graded and minor improvements to a short section of road have been completed. Tubing has been installed in abandoned 2-meter boreholes, and will be used for experimental/exploratory soil gas sampling and a 3-point schlumberger reistivity study has been completed. Future work will be partially funded by $1.6 million funding form the US DOE under the American Reinvestment and Recovery Act.

4)   Crump Geyser Project – Lake County – Oregon

The Crump Geyser project is located 48 km (30 miles) east of Lakeview, Oregon. In August 2005, the Company acquired leases at Crump Geyser, totaling 2,916 hectares (7,205 acres) of private land. The private leases are subject to a royalty of 3.5% of gross revenues from the sale or use of electricity.

In 1959, a 512m (1,680 ft) well, drilled by Magma Power Company, spontaneously erupted a few days after it was abandoned. The well flowed boiling water into the air continuously for six months and then reverted to irregular eruptions. Although the geyser is currently plugged, boiling water still rumbles at depth and bubbles to the surface. A three point Schlumberger resistivity survey performed in January 2006 showed a strong anomaly (highly conductive area) that appeared to be approximately 6 km2 (2 mi2).

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2009	Form 51-102F1

A third party geothermal consulting company reported a 40 MW (90% probability) geothermal resource, a most likely resource of 60 MW, and a deep reservoir temperature of 150°C ± 10°C (300°F ± 15°F), based on the results to date. Thermochem Labs was retained to evaluate the geothermometry, and subsequently confirmed the reservoir temperature.

During May through August, 2008 a review of geochemical and thermal data, new structural mapping, and field reconnaissance identified targets for drilling shallow and intermediate depth thermal gradient wells. In August 2008, a third party consultant completed a comprehensive report covering permitting issues pertaining to leases, exploration, and power plant development in Oregon. Well designs, drilling programs and drilling permit applications are in progress and will be submitted to the Oregon Department of Geology and Mineral Industries prior to planned drilling later in 2010. An ultralight Aeromag geophysical study is planned for 2010 which will contribute to a data-sharing program with the United States Geological Survey (“USGS”), who will be undertaking precision gravity work in the same area. An environmental study is planned, to determine appropriate actions, prior to drilling and or plant construction, to manage wetlands and lakes. The 2010 work program will be partially funded by a $1.7 million grant from the US DOE under the American Reinvestment and Recovery Act.

FINANCIAL SUMMARY

The Company reports its results in US currency since its loan, its revenue and a large portion of its expenditures are denominated in US dollars. Revenue and plant operating costs are generated and primarily incurred within Nevada respectively.

During the quarter ended December 31, 2009, the Company began commercial operation, earned revenue of $2,644,045, and began amortizing the Blue Mountain assets. The Company gradually increased power production averaging 28 MW during December. Consolidated operating costs include both plant operations and the Vancouver office.

Gross margin at the plant, after amortization, was $207,770. Cash generation was not sufficient to cover cash expenses, including interest. The net loss for the quarter ($6,801,687) results largely from interest and amortization expense. The Company paid the required portion of TCW interest at quarter end and deferred the remainder, as permitted by the loan agreement.

The Company received $57.9 million from the US Department of Energy during the quarter. The grant was applied against invested capital and will be amortized over the life of the project. The Company paid $30 million to TCW reducing the principal outstanding to $159 million, after paying deferred interest during the quarter and a 2% prepayment penalty.

The Company had provided letters of credit to NV Energy in the amount of approximately $2.2 million and $1.37 million to secure project development and transmission interconnection. This security terminated during the quarter and was replaced by operating security (letters of credit) of approximately $3.8 million. In addition the Company paid $1.2 million to exercise an option to buy out the royalty owed NLRC under the terms of its geothermal lease agreement.

During the quarter ended December 31, 2009, the Company’s net loss was $6,801,687 or $0.07 per share, compared to a loss of $649,538, or $0.01 per share, for the quarter ended December 31, 2008. Commercial electricity prices were not charged until November 20, 2009, the Commercial Operation Date (“COD”). Prior to COD, the Company could only charge a rate at roughly 40% of the commercial rate. Notable expenses for the quarter were: interest expense of $4,810,072 (2008 – nil) as loan interest was no longer capitalized to the construction of the plant once the Company declared the plant substantially complete on October 10, 2009; financing expenses of $602,171 (2008 – nil) for a pre-payment fee relating to the loan repayment; legal expenses of $109,165 (2008 – $25,775) due to the 20-F filing, the TCW waiver and other corporate and financing matters; accounting and audit fees of $178,480 (2008 - $12,951) resulting from work associated with the successful cash grant application and a plant cost segregation study; and consulting fees of $238,292 (2008 - $114,171) relating mainly to an advisor fee paid to Dundee securities.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2009	Form 51-102F1

The Company recorded a non-cash stock-based compensation expense of $135,187 (2008 –$15,550), which increased due to a greater number of options vesting. Also, the Company recorded a non-cash loss resulting from the charge relating to the change in fair value of the cash settled option of $426,309 (2008 – $177,830), which results largely from a lower weighted average cost of capital (“WACC”) - a result of Management incorporating the potential DOE loan guarantee in their estimate. Included in the direct cost of energy production is $1,423,704 (2008 – nil) of amortization relating to the Blue Mountain plant and well-field.

Losses are partially offset by interest income $16,902 (2008 – $196,077). The decrease during the most recent quarter results from a lower cash balance and lower short term interest rates.

SUMMARY OF QUARTERLY RESULTS

	Period		Revenue	Loss (Income)	Loss (income) per share
					(Basic and fully diluted)

2nd	Quarter 2010		$2,644,405	$6,801,687	$0.07
1st	Quarter 2010	$	Nil	$1,835,587	$0.02
4th	Quarter 2009	$	Nil	$1,362,539	$0.01
3rd	Quarter 2009	$	Nil	$476,277	$0.01
2nd	Quarter 2009	$	Nil	$649,538	$0.01
1st	Quarter 2009	$	Nil	$2,600,406	$0.03
4th	Quarter 2008	$	Nil	$1,301,975	$0.01
3rd	Quarter 2008	$	Nil	$1,052,864	$0.01
2nd	Quarter 2008	$	Nil	$619,313	$0.01

The 2nd quarter of fiscal 2010 is the Company’s first quarter of commercial operation. The loss in the period results primarily from interest expense and amortization. Financing expenses (a prepayment penalty on the TCW loan) and an increase in the estimated value of the cash settled option (associated with a lower WACC) also contributed to the increased loss. The Company’s operating expenses also relate to the financial resources available and the development work undertaken. Observable trends may not be meaningful.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2009	Form 51-102F1

TRANSACTIONS WITH RELATED PARTIES

As at December 31, 2009, a total of $140,973 (June 30, 2009 - $108,386) was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is unsecured and payable on demand.

During the six months ended December 31, 2009 and 2008, the following payments were made to or accrued for directors, officers, former officers and to companies controlled by directors of the Company:

	2009	2008

Salary and wages (Administration)	$194,612	$192,803
Director fees	33,397	42,837
Consulting, including financing success fee	175,082	1,061,026

Salary and wages comprise amounts paid to the chief executive officer and chief financial officer, who are also directors and officers of the Company, during the normal course of their employment. Geothermal consulting costs primarily result from success fees paid to a director of the Company in connection with successfully arranging the Company’s TCW loan and letters of credit in support of the Limited Notice to Proceed contracted with Ormat. The Company estimates financing success fees payable to a director of the Company could reach, in total, approximately $2.6 million upon obtaining senior financing replacing all or a portion of the TCW financing.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2009, the Company had provided, as operating security, $3.8 million in letters of credit to NVE under the revised terms of the 20-year PPA. NVE letters of credit are cash collateralized by deposits at Bank of the West, a AA- rated US bank and Royal Bank of Canada. During the quarter, a $15 million letter of credit in favour of Ormat to secure EPC payments, and a $1.37 million letter of credit in favour of NVE to secure their investment in grid interconnection, were terminated since both contracts were complete.

Following the Commercial Operation Date (“COD”), on November 20, 2009, the Company has an obligation to pay NV Energy its replacement power cost, if above the PPA price, for any shortfall in the supply of power and/or Portfolio Energy (environmental). Credits beyond contractual allowances, for a maximum of three years, unless the shortfall relates to a Force Majeure event or an NV Energy emergency.

During the quarter, the Company reached an agreement in principle with TCW under which TCW agreed to provide certain waivers and that $27.9 million grant funds can be used to complete the Blue Mountain project, $2 million of which may be used to refund prior NGP Inc. expenditures. In return for these concessions, the Company agreed to issue TCW 4.5 million five-year warrants at Cdn$1.50 per share, that must be exercised within 30 days if the Company’s shares trade above Cdn$2 for 20 consecutive days. The Company and TCW have agreed to conclude this agreement in principle when closing the potential John Hancock loan.

The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2009	Form 51-102F1

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, if appropriate, would be presented to the Board for consideration. There were no transactions during the quarter.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective October 1, 2008, the Company designated its US subsidiary self sustaining and changed its reporting currency to the US dollar. The change in reporting currency is to better reflect the Company’s business activities, comprising primarily the investment in the geothermal power plant in Nevada, its operation, and the associated US dollar denominated financing.

During 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that IFRS adoption will be mandatory for publicly accountable enterprises for financial years beginning on or after January 1, 2011. The Company will therefore prepare its first annual report under IFRS in respect of the year ending June 30, 2012, and its first interim report under IFRS for the quarter ending September 30, 2011. Comparative information in respect of the 2011 financial year will be provided in both cases.

The Company’s IFRS conversion plan is comprised of the following key elements:

1.	Project team and training:

The Company has established a project team to lead the conversion process, and has obtained in-house IFRS expertise to complement assistance provided by consultants. Training of accounting personnel in the requirements of IFRS is taking place on a continuous basis, but a more formalized training program will be utilized where appropriate.

2.	Accounting policies:

The Company has performed an initial review of the differences between IFRS and Canadian GAAP, and has identified a number of areas that will require additional investigation. The next step in the process will be to rank the differences identified according to urgency, using indicators such as the materiality of the expected change and the expected lead-time required for implementation. It will then be possible to focus attention on the matters that require immediate attention. The Company plans to complete the analysis during the 2010 financial year, to enable recording required information during the 2011 financial year.

The Company continues to monitor the development of standards by the International Accounting Standards Board (“IASB”). A number of IASB projects currently underway are expected to have an impact on our conversion to IFRS. The most important of these are the projects relating to classification and measurement of financial instruments, financial statements presentation and income taxes. The Company will not be able to complete its analysis of these standards until publication in their final form.

IFRS 1, First-time Adoption of International Financial Reporting Standards, contains a number of accounting choices that can be made when converting, such as exemptions from full retrospective application for certain standards. These exemptions and exceptions will be addressed together with analysis of the standards to which they relate.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2009	Form 51-102F1

3.	Financial statement preparation:

Financial statements prepared under IFRS contain significant additional disclosures not currently required under Canadian GAAP. The Company has incorporated a limited number of these disclosures in its financial statements and plans to expand the disclosures in 2010 and 2011, where possible. The Company will perform a final disclosure review before commencing the preparation of the comparative numbers in respect of the 2011 financial year that will be required in the Company’s first IFRS financial statements.

4.	Information technology and internal controls:

The adoption of IFRS will require changes to both IT systems and systems of internal control. The Company will analyze the changes required as a part of the analysis of the impact of the different standards. Specific areas will require immediate attention, such as property, plant and equipment, and revenue. These areas are important as the Company is currently in the process of establishing the systems required for the start of commercial operation of the Blue Mountain project, and therefore has the opportunity to establish IFRS compliant systems from the outset.

5.	Business impacts:

The adoption of IFRS will affect the business activities of the Company, such as its planning and budgeting activities and debt covenants. The Company has identified debt covenants in its current agreements that will be affected by conversion, but does not expect a significant impact. The Company will continue to monitor the impact on future agreements, if any, and will attempt to deal with potential issues proactively.

With the adoption of IFRS, there will be no requirement to present a US GAAP reconciliation in the annual financial statements. In addition, only one year of comparative income statement information is required in the first set of IFRS financial statements.

The transition to IFRS is expected to have a material impact on the Company’s financial statements, and to consume significant resources over the next three years.

During the quarter, the Company completed cost segregation work in support of its asset balances.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, restricted cash, marketable securities, accounts payable and accrued liabilities, term debt, long-term payables, and the cash settled option. The term debt and long term payables are carried at amortized cost. The fair value of the remaining instruments approximates their carrying value.

Cash equivalents include money market based investments and term deposits where maturity at inception is less than 90-days or that may be liquidated at the Company’s option without significant penalty. The amounts invested are in excess of amounts protected by the Canadian and US Government deposit insurance programs and, as a result of cash collateralizing the NVE letters of credit, the Company holds a large investment in certificates of deposit at Bank of the West, an AA-(S&P) rated western US bank.

Term debt is initially recognized at fair value, net of transaction costs, and subsequently at amortized cost using the effective interest rate method.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2009	Form 51-102F1

OUTSTANDING SHARE DATA

The Company has authorized unlimited common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 12 of the financial statements. As of the date of this report, the Company had 95,573,504 common shares outstanding and 8,412,500 stock options outstanding at various exercise prices and future dates.

At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 103,986,004 common shares would be issued and outstanding.

INVESTOR RELATIONS

The Company employs Messrs. Dave Punch and Paul Mitchell to provide Investor Relations.

CAPITAL RESOURCES AND LIQUIDITY

The Company does not generate positive cash flow. At December 31, 2009, the Company had $23,672,314 in cash and equivalents on hand, and a working capital deficiency of $127,900,543. Since the Company would not be in compliance with the terms of the TCW loan without the agreement in principle to a waiver that, once documented, is expected to expire March 31, 2010, the loan is classified short term.

Cash on hand at February 26, 2010 includes approximately Cdn $2 million in the parent company accounts and approximately $16 million in the Blue Mountain project accounts controlled by TCW. During November 2009, the Company received a $57.9 million cash grant from the US Department of Treasury, paid approximately $30 million to TCW, reducing loan principal to approximately $159 million at December 31, 2009 and reached an agreement in principle with TCW providing $2 million from the grant for general corporate purposes and $25.9 million for completing the Blue Mountain project, particularly additional drilling. The agreement in principle is subject to final approval by both parties and will be documented when the potential John Hancock loan closes. Historically, the Company’s activities were funded by proceeds from private placements of the Company’s securities, the exercise of incentive share purchase options and of share purchase warrants, US Department of Energy funding on certain properties, earn-in interests on certain properties, and loans from TCW and Glitnir Banki hf.

The agreement in principle with TCW, once documented, provides waivers that result in compliance with the loan, despite exceeding budgeted expenditures, and relief from both an interest coverage covenant and yield maintenance penalty until the earlier of funding from a potential John Hancock loan and March 31, 2010. The yield maintenance penalty and interest coverage covenant were to take effect at commercial operation and the relevant waivers enabled the Company to declare commercial operation and begin invoicing NVE at the contracted power price, rather than at a start up rate. The Company is dependent upon successfully arranging financing to pay down the TCW loan to approximately $70 million and successfully completing additional drilling to produce at least the minimum PPA power supply of 36.1 MW. Historically, the Company has been able to complete all of its exploration activities and to meet its commitments. While it has been successful to date, there is no assurance that the Company will be successful in the future.

During January 2010, the Company’s power plant tripped off as a result of incorrect wiring installation by Ormat. The Company did not produce power from January 16, 2010 until late February. Ormat is expected to complete remedial work to return power production to the targeted level, at its expense, during March. Prior to March the Company began producing power at reduced rates. As a result, the Company requires additional funds to maintain its pace of exploration and drilling, at Blue Mountain and its other properties, or alternatively it must reduce its pace of development to conserve cash for the March 31, 2010 interest payment to TCW. While the Company is discussing the costs associated with the electrical incident, such as lost income with both its contractor and insurance providers, the Company also may raise additional funds to support its pace of project development. Management believes the pace of development should be maintained since the US production tax credit and associated 30% cash grant expire December 31, 2013. The Company is working closely with a number of advisors as well as John Hancock to raise additional funds.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2009	Form 51-102F1

RISKS AND UNCERTAINTIES

Due to risks and uncertainties, including the risks and uncertainties identified below and elsewhere in this MD&A, actual events may differ materially from current expectations.

By its very nature, geothermal exploration and development involves a high degree of risk, and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it to profitable production. The Company competes with other geothermal enterprises, some of which have greater resources, to explore and to develop geothermal concessions. These resources include money, personnel, consultants, and equipment.

In the short term, management believes the primary risks to the Company relate to the resolution of the incident resulting from incorrectly installed wiring, the cost of resource development (drilling) to produce the minimum power (36.1 MW) under the PPA, the potential cost of resource development to produce the minimum power required to meet the TCW interest coverage covenant, as well as raising funds to provide permanent financing to replace a portion of the TCW loan. At the time of writing, the Company continues to drill wells to support a third party resource report acceptable to John Hancock and TCW, and the Company continues to work with John Hancock and DOE in an effort to gain approval of a DOE loan guarantee. At the time of writing, approximately $159 million is owed under the TCW facility.

In August 2009, the Company began supplying power to NVE under a power purchase agreement (the “PPA”) at 60% - 80% of the anticipated 40 (net) MW target. During November, the Company declared commercial operation, committing to supply on average a minimum of 36.1 MW annually. By December 31, 2009, the Company had increased potential power output to more than 30 MW, averaging approximately 28 MW for the month of December. However, this supply remains less than the minimum of 36.1 MW that is required under the PPA. The PPA contract provides for 10% less power production during the first year of operation and the Company has drilled, and is drilling additional wells that are intended to increase power production to the targeted level. However, there is no certainty that the additional drilling will be completely successful. In the event that the Company is unable to fulfill the requirements of the PPA, and if NVE will not agree to amend the terms of the PPA, then the Company will be liable for additional NVE power purchase costs (above the PPA price) and the cost of replacement renewable energy credits (“REC”). The alternative cost of electricity is currently well below the PPA price and the liability for alternative energy credits will not be computed until December 31, 2010 – by which time the Company hopes to meet the minimum REC requirement. Even so, the Company may be subject to these penalties and NVE may elect to terminate the PPA, which could result in a material adverse effect on the Company, including delay or indefinite postponement of operations and further exploration and development of our projects with the possible loss of such assets.

On November 12, 2009, the Company received a $57.9 million grant from the US Department of Treasury and paid $30 million to TCW. The Company is using the remaining $27.9 million to complete the Blue Mountain project, particularly to complete the required additional drilling. The Company also intends to issue long term debt in order to further repay the loan with TCW down to approximately $70 million so that it can continue compliance with the TCW loan terms, particularly the interest coverage covenant. The Company has engaged John Hancock to provide long term debt up to $95 million which will be used to pay down the TCW loan. However, this potential John Hancock loan is subject to due diligence and final credit committee approval by John Hancock. There is no certainty that the anticipated debt financing through John Hancock will be obtained. Failure to obtain the John Hancock loan, or a similar loan from another lender, and/or unsuccessful drilling may result in a default under the terms of the TCW loan agreement. In the event of a default TCW may elect to call the loan and execute upon the security, which would result in a material adverse effect on the Company, including delay or indefinite postponement of operations and further exploration and development of our projects with the possible loss of such assets.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2009	Form 51-102F1

On November 20, 2009, the Company reached an agreement in principle with TCW regarding the use of grant proceeds for drilling. The proposed agreement is subject to due diligence and final approval by both parties. The proposed agreement provides the Company with $2 million for general corporate purposes and $25.9 million to complete the required additional drilling and to pay final project costs. The proposed agreement also will waive the previous non-compliance with budget requirements and, until the earlier of the closing of the potential John Hancock loan and March 31, 2010, the agreement waives a yield maintenance penalty and will waive the interest coverage covenant. The agreement facilitated declaring “Commercial Operation” under the PPA with NV Energy which resulted in the contracted power price, rather than a lower start up rate. In return for these concessions, the Company will give TCW 4.5 million five-year warrants, exercisable at Cdn $1.50, that must be exercised within 30 days if the Company’s shares trade above Cdn $2 for 20 consecutive days. The Company expects final approval of this agreement in principle concurrent with closing the potential John Hancock loan.

The Company is at risk from changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to favourable tax incentives with respect to production tax credits and investment tax credits, changes in technological, and operational hazards in the Company’s exploration, construction and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company. These factors may impact upon the Company’s ability to finance its programs and to carry out operations.

As a result of cash collateralizing the NVE letters of credit, the Company holds a large investment (approximately $3.8 million) in certificates of deposit at Bank of the West, an AA- (S&P) rated Western US bank. The Company operates in both Canada and the United States, and is subject to currency fluctuations. The exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. However, management is not aware of any impediment to its interest in these properties.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2009	Form 51-102F1

FORWARD LOOKING STATEMENTS AND ESTIMATES

This MD&A contains estimates of geothermal resources. By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors. The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering, geological, and geophysical interpretations, which may ultimately prove to be unreliable. There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate,” and other similar words, or statements that certain events or conditions “may” or “will” occur. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties, and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date -and these by their inherent nature entail various risks, uncertainties and other unknown factors. Consequently, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section. Therefore the reader is cautioned not to place undue reliance on forward-looking statements. Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

OTHER INFORMATION

The Company’s web site address is www.nevadageothermal.com. A copy of this management discussion and analysis, the 2009 audited financial statements, previously published management discussions and analyses, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com. The Company is listed on the TSX Venture Exchange with the trading symbol “NGP” and OTC Bulletin Board in the United States under the symbol “NGLPF”.

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this management discussion.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the Company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature. Consequently, it may not have been verified by the Company’s technical staff, and therefore it should not be relied upon.

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